Exhibit (4)(C)

TIAA-CREF Life Insurance Company (TIAA-CREF Life)

730 Third Avenue, New York, N.Y. 10017-3206 Telephone: [1-877-694-0305]

Endorsement to Your TIAA-CREF Life Annuity Contract

Effective Date: [Attached at issue / Specific Date]

This endorsement is part of your contract with TIAA-CREF Life. Please read this endorsement and attach it to your contract.

Your contract is modified as follows:

Notwithstanding any other provision in your contract, no transaction available to you may be made effective on a day that is not a business day, except as follows: when a business day is the last day of a calendar month, annuity income payments may begin on the next day even when it is a non- business day. If the first day of a month does not follow a business day, your annuity starting date may be scheduled to occur on the second business day of such month. Any previously scheduled annuity starting date not consistent with these requirements will have to be changed before annuity payments can commence.

President

TIAA-CREF Life Insurance Company

[730 Third Avenue, New York, N.Y. 10017-3206 Telephone: 1-877-694-0305]

Endorsement to Your TIAA-CREF Life Annuity Contract

This endorsement is part of your contract with TIAA-CREF Life Insurance Company and should be attached to it.

The following language clarifies language in the contract to which this endorsement is attached.

If anything in the contract or any other endorsement conflicts with the provisions of this endorsement, the terms of this endorsement shall control. All references in this endorsement to “contract” mean the contract to which this endorsement is attached. The contract and any endorsement or rider to the contract shall in all events be interpreted and administered in accordance with section 72(s) of the Internal Revenue Code of 1986, as amended (the “Code”).

Death of Any Owner Before Annuity Starting Date. If any owner of this contract dies while the contract is in force and before the annuity starting date, the following provisions shall apply:

Except as provided in (b) and (c) below, the entire interest in the contract will be distributed in a lump-sum no later than the earlier of (i) the date required by the contract, and the fifth anniversary of the owner’s death.

(i) If the terms of the contract so permit, a designated beneficiary may elect to have his or her interest in the contract distributed over his or her life, or over a period not extending beyond his or her life expectancy, provided that such distributions begin no later than one year after the owner’s death.

If the terms of the contract do not provide for an election such as that described in (b)(i), a designated beneficiary shall have an option to receive an annuity described in (b)(iii), provided that such option is exercised within 60 days of the owner’s death and that the designated beneficiary’s entire interest in the contract is applied to such annuity. Alternatively, the owner may include in a beneficiary designation the election of the annuity form of death benefit described in (b)(iii). Any such election will become irrevocable on any owner’s date of death.

The annuity referenced in (b)(ii) will be an individual single premium immediate annuity contract that is being offered for sale by TIAA-CREF Life Insurance Company on the date that the option is elected. The annuity will distribute the designated beneficiary’s entire interest in the contract over his or her life, or over a period not extending beyond his or her life expectancy, with such distributions beginning no later than one year after the owner’s death. If more than one such annuity contract is being offered for sale by TIAA-CREF Life Insurance Company on the date the option is elected, the option will apply to the annuity contract selected by TIAA-CREF Life Insurance Company to provide each type of death benefit settlement elected under (b)(ii). If no such annuity is being offered for sale by TIAA- CREF Life Insurance Company on the owner’s date of death, any owner election described in (b)(ii) will be void and the death benefit will be distributed in a lump sum as provided in (a).

If the sole designated beneficiary under the contract is the deceased owner’s surviving spouse and if the terms of the contract so permit, the contract will continue and no death benefit will be paid, unless such surviving spouse elects within 60 days of the date we receive due proof of death to receive the entire interest in the contract under either (a) or (b) of this paragraph. If the contract is continued, the deceased owner’s spouse will become the new owner of the contract and, if the deceased owner was also the annuitant, the deceased owner’s spouse will also be the annuitant. A surviving spouse can continue the contract only once and the contract cannot be continued again on or after the surviving spouse’s death.

If the deceased owner was also an annuitant, the death benefit will be paid pursuant to the distribution provisions of this paragraph (1) without regard to any contract provision regarding the payment of the death benefit when an annuitant dies before the annuity starting date.

Death of Any Owner on or After Annuity Starting Date. If any owner, annuitant, or payee dies on or after the annuity starting date and before the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distributions being used as of the date of such individual’s death.

Non-Natural Owner. If any owner of this contract is not an individual, the death or change of any annuitant (if such a change is permitted under the contract) shall be treated as the death of an owner and subject to the requirements of paragraph 1 or 2 above, as applicable.

Definitions. For purposes of this endorsement, the term “annuity starting date” means an “annuity starting date” as defined by Code section 72(c)(4) and the regulations thereunder and the term “designated beneficiary” means a “designated beneficiary” as defined by Code section 72(s)(4).

Effect of Endorsement. This endorsement limits the otherwise applicable terms of the contract to the extent necessary to comply with section 72(s) of the Code. Payments and distributions under the contract shall be made in a time and manner necessary to maintain the status of the contract as an annuity under the applicable provisions of the Code. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such a status or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment, and when required by law, we will obtain the approval of the appropriate regulatory authority. Nothing in this endorsement creates additional distribution options or other rights not otherwise expressly set forth in the contract to which it is attached.

The endorsement is effective as of the Date of Issue of this contract.